SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

for the month of September 2009

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) AND ON FORM F-3 (FILE NO. 333-151308) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz SE

Group Communications

Press

Allianz intends to delist from NYSE and European stock exchanges and to focus trading of its shares on market with highest liquidity

•	Fewer listings reduce complexity
•	Notification of intention to delist submitted to NYSE
•	London, Milan, Paris and the Swiss Exchange shall follow

Allianz SE has provided written notice to the New York Stock Exchange (NYSE) of its intention to voluntarily delist its American Depositary Shares (ADS) and its 8.375% Undated Subordinated Callable Bonds (Bonds) from the NYSE. Delistings of Allianz’s ordinary shares from the stock exchanges in London, Milan, Paris and the Swiss Exchange shall follow in due course.

With this move, Allianz will focus the trading of its share in particular on the Frankfurt Xetra trading platform as the market with the highest liquidity. In recent years, trading of Allianz shares on non-German stock exchanges accounted on average for significantly less than 5% of the total trading of Allianz shares, despite the fact that approximately 70% of Allianz shares are held by investors outside of Germany. The delistings will have no impact on the strategic orientation of Allianz nor on its presence in the individual geographic markets.

“Allianz adjusts to international trading practices and by doing so reduces the complexity of its presence in the capital markets. The vast majority of international investors already uses our listing in Frankfurt to buy and sell Allianz shares,” says Paul Achleitner, Member of the Board of Management of Allianz SE.

Technical details:

The last trading day of the ADS (ticker symbol “AZ”) and the Bonds (ticker symbol “AZM”) on the NYSE is currently expected to be on or about October 23, 2009. As soon as practicable following the delisting of the ADS and the Bonds, Allianz intends to file a Form 15F with the U.S. Securities and Exchange Commission to deregister and terminate its reporting obligations under Section 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934.

Allianz has not arranged for the listing of its ADS, ordinary shares or the Bonds on another U.S. securities exchange or for the quotation of its ordinary shares or the Bonds in a quotation medium in the United States. However, Allianz intends to maintain its American Depositary Receipt program on a so-called “Level I” basis in order to enable investors to trade ADS in the U.S. over-the-counter (OTC) market. Allianz currently expects that its ADS will be quoted on OTCQX, the premium sector of the U.S. OTC market. Allianz furthermore expects Bank of America Merrill Lynch and Citigroup Global Markets Inc. to continue to make a market in the Bonds.

Munich, September 22, 2009

Allianz SE Koeniginstr.28 80802 Munich; Germany Phone: +49.89.3800.2586 Fax: +49.89.3800.2114 / 2016 www.allianz.com/news

Chairman of the Supervisory Board: Dr. Henning Schulte-Noelle.

Board of Management: Michael Diekmann, Chairman;

Dr. Paul Achleitner, Oliver Bäte, Clement B. Booth, Enrico Cucchiani,

Dr. Joachim Faber, Dr. Christof Mascher, Dr. Gerhard Rupprecht,

Jean-Philippe Thierry, Dr. Werner Zedelius.

For VAT-Purposes: VAT-Registration Number: DE 129 274 114; Insurance services are exempt from VAT.

Allianz SE, Munich, Comm.Reg.: Munich HRB 164232

release 09/2009

For further information please contact:

Christian Kroos	Tel. +49.89.3800-5043
Michael Matern	Tel. +49.89.3800-2960
Petra Krüll	Tel. +49.89.3800-2628
Jennifer Gunther	Tel. +49.89.3800-17883
Sabia Schwarzer	Tel. +1.301.942.0825

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, and including market volatility, liquidity and credit events (iii) the frequency and severity of insured loss events, including from natural catastrophes and including the development of loss expenses, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained herein.

About Allianz

Allianz SE is member of Transparency International Germany and supports the Principles of the United Nations Global Compact and the OECD Guidelines for Multinationals through its Code of Conduct. Allianz SE is one of the leaders of the insurance sector in the Dow Jones Sustainability Index, listed in FTSE4GOOD and in the Carbon Disclosure Leadership Index (Carbon Disclosure Project, CDP6).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2009

ALLIANZ SE

By	/s/ Stephan Theissing
	Name:	Stephan Theissing
	Title:	Head of Group Treasury and Corporate Finance

ALLIANZ SE

By	/s/ Dr. Peter Hemeling
	Name:	Dr. Peter Hemeling
	Title:	General Counsel